EXHIBIT 21.1

EXAR CORPORATION

LIST OF SUBSIDIARIES

1.	Micro Power Systems, Inc. (a California corporation).

2.	Exar IC Canada Corporation (a Canadian corporation).

3.	Exar SARL (a French limited liability corporation).

4.	Exar GMBH (a German corporation).

5.	Exar Srl (an Italian corporation).

6.	Exar Japan Corporation (a Japanese corporation).

7.	Exar Korea Co. Ltd. (a Korean limited liability corporation).

8.	Exar Malaysia SDN BHD (a Malaysian limited liability corporation).

9.	Exar Ltd. (a United Kingdom limited liability corporation).

10.	Exar (Delaware) Corporation Beijing Representative Office.

11.	Exar (Delaware) Corporation Shanghai Representative Office.

12.	Exar (Delaware) Corporation Shenzhen Representative Office.

13.	Exar (Delaware) Corporation Taiwan Representative Office.